FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  November, 2008

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

28 November 2008

HSBC STATEMENT

HSBC confirms that it is in discussions with Metrovacesa S.A. in connection with the £810 million bridging loan it provided to Metrovacesa S.A. in respect of Metrovacesa’s purchase of HSBC’s headquarters building at 8 Canada Square, London.

On 31 May 2007, HSBC entered into a contract for the sale and leaseback of HSBC’s headquarters building to Metrovacesa S.A. for £1.09 b illio n. The purchase was funded by Metrovacesa via a cash equity injection of £280 m illion and the bridging loan of £810 m illion.

A further announcement will be made if and when appropriate.

Media enquiries to: Patrick McGuinness on +44 (0)20 7991 10111 or by email to: patrickmcguinness@hsbc.com

The HSBC Group

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from more than 9,500 offices in 85 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,547 billion at 30 June 2008, HSBC is one of the world’s largest banking and financial services organisations. HSBC is marketed worldwide as ‘the world’s local bank’.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date:  November 28, 2008